                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         The First Australia Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    318652104
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                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 26, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)

      CUSIP No. 318652104                  13D              Page 2 of 8



--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Laurence Freedman
      I.R.S. No.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

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4     SOURCE OF FUNDS
      AF, PF

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

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                      7    SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY               -----------------------------------------------------
  OWNED BY            8    SHARED VOTING POWER
    EACH
  REPORTING                1,867,389
   PERSON                  -----------------------------------------------------
    WITH              9    SOLE DISPOSITIVE POWER

                           None
                           -----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           1,867,389
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,867,389

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.9%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                       (Continued on the following pages)

      CUSIP No. 318652104                  13D              Page 3 of 8



--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brian Sherman
      I.R.S. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF, PF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY               -----------------------------------------------------
  OWNED BY            8    SHARED VOTING POWER
    EACH
  REPORTING                1,867,389
   PERSON                  -----------------------------------------------------
    WITH              9    SOLE DISPOSITIVE POWER

                           None
                           -----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           1,867,389
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,867,389

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.9%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                       (Continued on the following pages)

      CUSIP No. 318652104                  13D              Page 4 of 8



--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EquitiLink Limited
      I.R.S. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New South Wales, Australia

                      7    SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY               -----------------------------------------------------
  OWNED BY            8    SHARED VOTING POWER
    EACH
  REPORTING                192,700
   PERSON                  -----------------------------------------------------
    WITH              9    SOLE DISPOSITIVE POWER

                           None
                           -----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           192,700
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1.1%

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.1%

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14    TYPE OF REPORTING PERSON
      HC, CO
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                                       4

      CUSIP No. 318652104                  13D              Page 5 of 8



--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EquitiLink U.S.A., Inc.
      I.R.S. No. 521635331
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
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                      7    SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY               -----------------------------------------------------
  OWNED BY            8    SHARED VOTING POWER
    EACH
  REPORTING                1,624,627
   PERSON                  -----------------------------------------------------
    WITH              9    SOLE DISPOSITIVE POWER

                           None
                           -----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           1,624,627
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,624,627

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

      CUSIP No. 318652104                  13D              Page 6 of 8





                            Statement on Schedule 13D

         This Amendment No. 2 amends and supplements Items 3 and 5 of the
Schedule 13D of the Reporting Persons with respect to the shares of common stock, par value $.01 per share, of The First Australia Fund, Inc. (the "Fund") as originally filed on April 1, 1999 and as amended by Amendment No. 1 thereto filed on July 9, 1999.

         Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is hereby amended to add the following information:

                     The shares of Common Stock acquired by EquitiLink Limited
               and reported in this Amendment No. 2 were acquired for an aggregate purchase price of approximately $1.5 million, all of which came from working capital of EquitiLink Limited.

               Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is hereby restated in its entirety as set forth below:

               Item 5.    Interest in Securities of the Fund.

                          (a) The Reporting Persons beneficially own an
               aggregate of 1,871,389 shares of Common Stock, constituting approximately 10.9% of the outstanding shares of Common Stock (computed on the basis of 17,189,998 shares of Common Stock outstanding as of April 30, 1999 as reported in the Fund's Semi-Annual Report to the SEC on Form N-30D for the six months ended April 30, 1999). In the aggregate, all persons named in
               Item 2 and Annex A hereto, which is incorporated herein by reference, beneficially own 1,871,954 shares of Common Stock, which represents 10.9% of the outstanding shares of Common Stock.

                          (b) Each of Laurence Freedman, Brian Sherman and
               Richard Strickler owns 4,000, 4,000 and 565 shares of Common Stock, respectively, with sole voting and dispositive power for all such shares. Messrs. Freedman and Sherman each share voting and dispositive power with each of EquitiLink U.S.A., EIML and EquitiLink Limited, with respect to 1,624,627, 46,062 and 192,700 shares of Common Stock, respectively.

                          (c) During the past sixty days, EquitiLink Limited has
               purchased a total of 192,700 shares of Common Stock in open-market transactions on the American Stock Exchange, as set forth below:

                                    Date            Number of Shares     Price per Share
                                    ----            ----------------     ---------------
                               August 13, 1999            30,000              $7.8729
                               August 16, 1999               800              $7.9375
                               August 17, 1999            37,500              $7.9992


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
      CUSIP No. 318652104                  13D              Page 7 of 8


                               August 18, 1999            18,300                    $7.9375
                               August 19, 1999            49,500                    $7.9217
                               August 20, 1999            13,900                    $7.9083
                               August 26,1999             42,700                    $7.9174

         (d) Not applicable.

         (e) Not applicable.

      CUSIP No. 318652104                  13D              Page 8 of 8



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

     Date:   August 27, 1999

                              Laurence Freedman


                              /s/ Laurence Freedman
                              --------------------------------------------------


                              Brian Sherman


                              /s/Brian Sherman
                              --------------------------------------------------


                              EQUITILINK LIMITED



                              By: /s/Barry Sechos
                                -----------------------------------------------
                                    Name:  Barry Sechos
                                    Title:    Director


                              EQUITILINK U.S.A., INC.



                              By: /s/Richard P. Strickler
                                -----------------------------------------------
                                    Name:  Richard P. Strickler
                                    Title:    Managing Director